| | SpaceoutVR, Inc. | | |
|---|---|---|---|
| | Statements of Cash Flows | | |
| | (Unaudited) | | |

| | | | For the Period |
|---|---|---|---|
| | | | May 20, 2015 |
| | Year Ended | | (inception) to |
| | Decmeber 31, 2016 | | December 31, 2015 |
| Cash flows from operating activities: | | | |
| Net income (loss) | $ 106,875 | | $ (60,838) |
| Adjustments to reconcile net loss to net cash provided by operations: | | | |
| Depreciation | 30,911 | | - |
| Changes in operating assets and liabilities | | | |
| Accounts receivable | (1,762) | | - |
| Inventory | (19,022) | | - |
| Prepaid rent | (121,175) | | - |
| Other current assets | (7,560) | | - |
| Accounts payable | 68,681 | | 1,425 |
| Payroll liabilities | 12,862 | | 2,560 |
| Net cash provided by (used in) operating activities | 69,810 | | (56,853) |
| | | | |
| Cash flows from investing activities: | | | |
| Equipment and furniture purchases | (30,911) | | - |
| Net cash used in investing activities | (30,911) | | - |
| | | | |
| Cash flows from financing activities: | | | |
| Capital stock | 800 | | 100 |
| Deferred rent financing | 121,175 | | - |
| Proceeds from borrowings | 55,000 | | 109,942 |
| Net cash provided by financing activities | 176,975 | | 110,042 |
| | | | |
| Net cash increase (decrease) for period | 215,874 | | 53,189 |
| | | | |
| Cash at beginning of period | 53,189 | | - |
| | | | |
| Cash at end of period | $ 269,063 | | $ 53,189 |